SCMP GROUP

082-03327

NEWSPAPER MAGAZINE RETAIL VENTURES

Direct Line Direct Fax

BY REGISTERED POST



10016295

27 August 2010

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Attention: Ms Sandra Folsom

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. ~~33-51010~~)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(a) Announcement of Interim Results for the Six Months Ended 30 June 2010
(b) Announcement on Closure of Register of Members

The Interim Report 2010 will be available by mid September and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

9/8

CoSec\Interim2010\AnnouncementDistribution – Interim Results.doc

SCMP Group Limited
南華早報集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2010

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2010. These results have been reviewed by the Company's auditor, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Company. The review report of the auditor will be included in the interim report sent to the shareholders of the Company.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**(Unaudited) 30 June 2010 *HK$'000***	(Restated) 31 December 2009 *HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment	*3*	**585,067**	608,782
Investment properties		**1,026,100**	1,008,100
Intangible assets		**16,504**	19,165
Interests in associates		**49,021**	46,451
Available-for-sale financial assets		**197,206**	200,995
Defined benefit plan's assets		**54,311**	52,198
		1,928,209	1,935,691
Current assets			
Inventories		**20,437**	18,557
Accounts receivable	*4*	**153,695**	156,719
Prepayments, deposits and other receivables		**9,939**	15,764
Tax recoverable		**967**	3,508
Cash and bank balances		**350,550**	254,112
		535,588	448,660
Total assets		**2,463,797**	2,384,351

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Notes	(Unaudited) 30 June 2010 HK$'000	(Restated) 31 December 2009 HK$'000
EQUITY			
Capital and reserves			
Share capital	5	**156,095**	156,095
Reserves		**1,965,531**	1,935,277
Proposed dividend		**31,219**	-
		1,996,750	1,935,277
Shareholders' funds		**2,152,845**	2,091,372
Minority interests		**26,494**	21,037
Total equity		**2,179,339**	2,112,409
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**145,364**	145,308
		145,364	145,308
Current liabilities			
Accounts payable and accrued liabilities	6	**107,549**	99,450
Subscriptions in advance		**15,639**	23,104
Current income tax liabilities		**15,906**	4,080
		139,094	126,634
Total liabilities		**284,458**	271,942
Total equity and liabilities		**2,463,797**	2,384,351
Net current assets		**396,494**	322,026
Total assets less current liabilities		**2,324,703**	2,257,717

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Notes	(Unaudited) For the six months ended 30 June 2010 HK$'000	2009 HK$'000
Revenue	2	**411,698**	336,529
Other income		**3,089**	2,111
Staff costs		**(182,109)**	(160,060)
Cost of production materials		**(54,483)**	(68,800)
Rental and utilities		**(9,671)**	(21,341)
Depreciation and amortisation		**(28,865)**	(27,328)
Advertising and promotion		**(12,319)**	(14,416)
Other operating expenses		**(57,747)**	(55,176)
Operating profit/(loss)	2	**69,593**	(8,481)
Share of profits/(losses) of associates		**705**	(836)
Finance income		**909**	281
Profit/(loss) before income tax		**71,207**	(9,036)
Income tax expense	7	**(13,431)**	(1,422)
Profit/(loss) for the period		**57,776**	(10,458)
Other comprehensive income			
Fair value gain arising from reclassification of leasehold properties to investment properties		**13,178**	-
Fair value (loss)/gain on available-for-sale financial assets		**(3,784)**	36,410
Currency translation difference		**1,934**	1,890
Income tax relating to components of other comprehensive income		**(2,174)**	-
Other comprehensive income for the period, net of tax		**9,154**	38,300
Total comprehensive income for the period		**66,930**	27,842

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

	Notes	(Unaudited) For the six months ended 30 June 2010 *HK$'000*	2009 *HK$'000*
Profit/(loss) attributable to:			
Shareholders of the Company		**52,319**	(14,880)
Minority interests		**5,457**	4,422
		57,776	(10,458)
Total comprehensive income attributable to:			
Shareholders of the Company		**61,473**	23,420
Minority interests		**5,457**	4,422
		66,930	27,842
Earnings/(loss) per share	*8*	**3.35 cents**	(0.95) cents
Dividends	*9*	**31,219**	-

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information ("interim financial information") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS").

Except as described below, the accounting policies and methods of computation used in the preparation of these interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2009.

HKICPA has issued Improvements to HKFRSs 2009 in May 2009, which include amendments to the following standards that are relevant to the Group and effective for financial year 2010:

HKAS 17 (amendment): Leases

HKAS 17 (amendment), 'Leases', deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of HKAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. Prior to the amendment, land interest which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under "Lease premium for land", and amortised over the lease term.

HKAS 17 (amendment) has been applied retrospectively for annual periods beginning 1 January 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired leasehold land as at 1 January 2010 on the basis of information existing at the inception of those leases, and recognised the leasehold land in Hong Kong as finance lease retrospectively. As a result of the reassessment, the Group has reclassified the leasehold land from operating lease to finance lease. Accordingly, the Group has reclassified these interests from "Lease premium for land" amortised over the lease term to "Property, plant and equipment" depreciated over the lease term. This amendment had no impact on the Group's retained earnings and current period's profit.

HKFRS 8: Operating segments

HKFRS 8 (amendment), 'Operating segments', includes minor textual amendment to the standard, and amendment to the basis of conclusion, to clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision-maker. As a result of the amendment, segment asset is no longer disclosed in the notes. This amendment had no impact on the Group's profit or loss.

2. REVENUE AND SEGMENT INFORMATION

The chief operating decision-maker has been identified as the Managing Director and Chief Executive Officer of the Group. She reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Group has three reportable segments: newspaper, magazine and property. Newspaper segment is engaged in the publication of *South China Morning Post*, *Sunday Morning Post* and other related print and digital publications. It derives its revenue mainly from advertising and sales of newspapers. Magazine segment is engaged in the publication of various magazines in Chinese language and related print and digital publications. Its revenue is derived from advertising and sales of magazines. Property segment holds various commercial and industrial properties in Hong Kong. It also owns advertising billboards for outdoor advertising. It derives revenue through leasing out its properties and billboards.

The chief operating decision-maker assesses the performance of the operating segments based on a number of measures, including earnings before interest, tax, depreciation and amortisation (EBITDA) and profit or loss after tax. The Group considers that the measurement principles for profit or loss after tax are most consistent with those used in measuring the corresponding amounts in the Group's financial statements. Hence, profit or loss after tax is used for reporting segment profit or loss.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that interest in the profit or loss of associates is accounted for on the basis of dividend received or receivable in segment profit or loss while such interest is accounted for under the equity method in the Group's consolidated financial statements.

The Group's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies. Transactions between reportable segments are accounted for on arm's length basis.

Turnover consists of revenue from all of the Group's reportable segments, which comprise newspaper, magazine, property, as well as other segments whose contributions to the Group's revenue and profit or loss are below the quantitative threshold for separate disclosures. The turnover for the six months ended 30 June 2010 and 2009 were HK$411,698,000 and HK$336,529,000 respectively.

2. REVENUE AND SEGMENT INFORMATION (continued)

The segment information for the six months ended 30 June 2010 and 2009 is as follows:

(a) Reportable segment profit or loss

	(Unaudited)				
For the six months ended 30 June 2010	**Newspaper** *HK$'000*	**Magazine** *HK$'000*	**Property** *HK$'000*	**All other** *HK$'000*	**Total** *HK$'000*
Total segment revenue	**340,038**	**62,281**	**13,949**	**-**	**416,268**
Inter-segment revenue	**(220)**	**(3,579)**	**(771)**	**-**	**(4,570)**
Revenue from external customers	**339,818**	**58,702**	**13,178**	**-**	**411,698**
Reportable segment profit	**41,007**	**7,148**	**7,171**	**1,745**	**57,071**
For the six months ended 30 June 2009					
Total segment revenue	264,233	63,466	11,621	120	339,440
Inter-segment revenue	(35)	(2,876)	-	-	(2,911)
Revenue from external customers	264,198	60,590	11,621	120	336,529
Reportable segment profit /(loss)	(17,734)	533	7,632	1,348	(8,221)

(b) Reconciliation of reportable segment profit or loss

	(Unaudited) For the six months ended 30 June	
	2010 *HK$'000*	2009 *HK$'000*
Profit/(loss) for reportable segments	**55,326**	(9,569)
Profit for all other segments	**1,745**	1,348
	57,071	(8,221)
Reconciling items:		
Share of profits/(losses) of associates under equity method of accounting	**705**	(836)
Dividend received from associates	**-**	(1,401)
	705	(2,237)
Profit/(loss) for the period	**57,776**	(10,458)

3. PROPERTY, PLANT AND EQUIPMENT

	Group (Unaudited)			
	Leasehold properties *HK$'000*	Other fixed assets *HK$'000*	Assets in progress *HK$'000*	Total *HK$'000*
At 1 January 2010, as previously reported	219,242	275,143	1,276	495,661
Adjustment for the adoption of amendment to HKAS 17	113,121	-	-	113,121
At 1 January 2010, as restated	332,363	275,143	1,276	608,782
Additions	191	3,184	2,543	5,918
Depreciation	(5,176)	(19,585)	-	(24,761)
Translation differences	-	10	-	10
Disposals	-	(60)	-	(60)
Revaluation	13,178	-	-	13,178
Transfer	-	2,830	(2,830)	-
Reclassification to investment properties	(18,000)	-	-	(18,000)
Net book value at 30 June 2010	**322,556**	**261,522**	**989**	**585,067**
At 30 June 2010				
Cost	420,375	884,769	989	1,306,133
Accumulated depreciation	(97,819)	(623,247)	-	(721,066)
Net book value at 30 June 2010	**322,556**	**261,522**	**989**	**585,067**

4. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers. An ageing analysis of accounts receivables is as follows:

	Group			
	(Unaudited) 30 June 2010		(Audited) 31 December 2009	
	Balance *HK$'000*	**Percentage** *%*	Balance *HK$'000*	Percentage *%*
Current	**95,436**	**60.7**	89,280	55.7
Less than 30 days past due	**38,705**	**24.6**	19,557	12.2
31 to 60 days past due	**4,518**	**2.9**	34,209	21.4
61 to 90 days past due	**10,649**	**6.8**	11,769	7.3
Over 90 days past due	**7,789**	**5.0**	5,375	3.4
Total	**157,097**	**100.0**	160,190	100.0
Less: Allowance for impairment	**(3,402)**		(3,471)	
	153,695		156,719	

5. SHARE CAPITAL

	Group and Company	
	(Unaudited)	(Audited)
	30 June 2010	31 December 2009
	HK$'000	*HK$'000*
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2009: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following accounts payable:

	Group			
	(Unaudited) 30 June 2010		(Audited) 31 December 2009	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	*%*	*HK$'000*	*%*
0 to 30 days	**13,794**	**91.7**	16,583	57.7
31 to 60 days	**315**	**2.1**	6,428	22.4
61 to 90 days	**159**	**1.0**	2,714	9.4
Over 90 days	**777**	**5.2**	3,026	10.5
Total accounts payable	**15,045**	**100.0**	28,751	100.0
Accrued liabilities	**92,504**		70,699	
Total accounts payable and accrued liabilities	**107,549**		99,450	

7. INCOME TAX EXPENSE

Hong Kong profits tax has been provided for at a rate of 16.5% (2009: 16.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Group (Unaudited) For the six months ended 30 June	
	2010	2009
	HK$'000	*HK$'000*
Current income tax		
- Hong Kong profits tax	**15,549**	4,286
- Overseas taxation	**-**	132
Deferred income tax		
- Relating to the origination and reversal of temporary differences	**(2,118)**	(2,996)
	13,431	1,422

8. EARNINGS/(LOSS) PER SHARE

The calculation of basic and diluted earnings/(loss) per share is based on the profit/(loss) for the period attributable to shareholders of HK$52,319,000 (2009: Loss of HK$14,880,000) and 1,560,945,596 (2009: 1,560,945,596) shares in issue during the period.

As at 30 June 2010 and 2009, there were no share options outstanding that enable the holders to subscribe for shares in the Company.

9. DIVIDEND

No final dividend was declared in respect of financial year 2009. A 2008 final dividend of HK2 cents per share, totaling HK$31,219,000 was paid in May 2009.

The Directors have declared an interim dividend of HK2 cents per share for the period, totaling HK$31,219,000 (2009: nil).

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for the six months ended 30 June 2010 and 2009 were as follows:

(HK$ millions, except per share amounts)	**For the six months ended 30 June 2010**	2009	% Change
Revenue	**411.7**	336.5	22
Staff costs	**(182.1)**	(160.1)	14
Production costs	**(54.5)**	(68.8)	(21)
Rental and utilities	**(9.7)**	(21.3)	(54)
Advertising and promotions	**(12.3)**	(14.4)	(15)
Other operating expenses	**(57.7)**	(55.2)	5
Operating costs before depreciation and amortisation	**(316.3)**	(319.8)	(1)
Depreciation and amortisation	**(28.9)**	(27.3)	6
Operating profit/(loss) from principal activities	**66.5**	(10.6)	*
Other income	**3.1**	2.1	48
Operating profit/(loss)	**69.6**	(8.5)	*
Net interest income	**0.9**	0.2	*
Share of profits/(losses) of associates	**0.7**	(0.8)	*
Taxation	**(13.4)**	(1.4)	*
Profit/(loss) for the period	**57.8**	(10.5)	*
Minority interests	**(5.5)**	(4.4)	25
Profit/(loss) attributable to shareholders	**52.3**	(14.9)	*
Earnings/(loss) per share (HK cents)	**3.4**	(1.0)	*

* *Represents an increase in excess of 100%*

The operating results of the Group for the first half of 2010 improved significantly as a result of strengthened revenue to cost management practices and a healthier economy compared with the same period in 2009 when the global economic crisis adversely affected the economy of Hong Kong and the businesses of the Group.

Revenue rose 22%, or $75.2 million, to $411.7 million. Revenues from newspaper advertising and recruitment services improved significantly upon the recovery of the local economy. Despite the rise in direct selling expenses to support the revenue growth, operating costs before depreciation and amortisation for the period reduced 1% to $316.3 million under various cost control measures. Operating profit went up to $69.6 million from a loss of $8.5 million last year. Net profit for the period was $52.3 million, compared with a loss of $14.9 million in the same period last year.

Staff costs increased 14% or $22.0 million mainly due to provision for staff bonus in the period. There was no bonus provision in 2009 when our business was adversely impacted by the financial tsunami. Production costs decreased 21% or $14.3 million resulting from the significant drop in the newsprint cost. Average cost of 45gsm newsprint in the first half of 2010 was US$521 per metric ton, down from US$823 in the same period last year. Newsprint price was on an increasing trend since the third quarter of 2009 with the latest purchase price at US$619 per metric ton. Rental and utilities decreased 54% or $11.6 million as the lease of the Somerset office expired and our town office has been relocated to the Group's owned property on Leighton Road.

FINANCIAL REVIEW BY BUSINESS

Newspaper publishing

Operating profit for the first half of 2010 was $48.9 million, as compared to a loss of $20.5 million in the same period last year. Revenues rose 29% or $75.6 million to $339.8 million, mainly driven by increase in display advertising and recruitment ad volume. Operating expenses increased 3% or $7.1 million, mainly due to increase in staff cost after provision for staff bonus, partly offset by lower newsprint cost and rental and utilities expenses.

Revenue from advertising and marketing services increased 32%. The increase was mainly driven by higher volume of display ad in our paper, followed by revenues from notices advertising and customised publishing. IPO activities were very active in the first half of the year. 37 IPOs was captured by SCMP out of the total of 38 in the market, as compared to only 10 IPOs captured out of a total of 14 in the same period last year. Recruitment revenues increased 56%, driven mainly by increase in volume of both *Classified Post* and *Jiu Jik*.

Unaudited first half circulation of *South China Morning Post* and *Sunday Morning Post* are 101,800 and 77,400 respectively, increased by 1% and 2% respectively as compared with same period last year.

Magazine publishing

Magazine division recorded an operating profit of $11.5 million in the first half of 2010. Advertising revenue rose across all women's titles in Hong Kong and reduced loss from PRC titles after the cessation of publication of *Maxim* contributed the significant improvement in operating profit.

Property

Rental revenue increased 14% to $13.2 million in the first half of 2010 mainly due to higher rental from Seaview property and the advertising boards. Operating profit dropped 7% resulting from the inclusion of depreciation charge of Yue King office after the property has been converted for own use.

Management continues its intention of holding all the properties for long-term investment and is pursuing different options to enhance value of the properties and discussing with relevant parties in that regard.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by banking facilities.

The Group's cash and cash equivalents are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

The Group had no gearing as at 30 June 2010. The ratio of current assets to current liabilities was 3.9 times.

The Group managed to maintain a very strong cash position and expects its cash and cash equivalents, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, to finance planned capital expenditures and to pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the period was $101.0 million, a significant increase from $13.1 million for the same period last year. The higher cash inflow was contributed mainly by increase in advertising income.

Investment Activities

Net cash outflow from investing activities for the period was $4.6 million compared with $36.9 million for 2009. The higher cash outflow in 2009 was mainly due to investment in corporate bonds and spending on the office relocation. The cash outflow for the current period was mainly for IT related capital expenditure.

Financing Activities

No dividend was paid in the six months ended 30 June 2010. Net cash used in financing activities in 2009 represents the final dividend payment in respect of financial year 2008.

OUTLOOK

In the first half of 2010, revenue has begun to recover across the major aspects of the Group's business. Although the advertising market has not yet fully returned to pre-2009 levels, we are seeing solid, improving trends in display, recruitment and magazine sectors. The Group is also actively building new revenue streams through innovation such as offering a broader array of marketing services to our clients.

The Group is aggressively developing new consumer products with revenue driving potential such as the launch of the *South China Morning Post*'s iPad App. Efficiency programs remain in place to ensure that the Group is focused on to drive our operational requirements without expending resources unnecessarily. The Group continues to operate from a strong cash position.

STAFF

The Company's remuneration policy is established to attract, motivate and retain high performing individuals. A comprehensive review of the fringe benefits including medical, dental and annual leave entitlement is concluded. Salaries of employees are maintained at competitive levels. As at 30 June 2010, the Group had 822 employees compared with 807 as at 31 December 2009.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK2 cents per share, amounting to HK$31,219,000 (2009: Nil), payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 22 September 2010 and payable on Tuesday, 28 September 2010.

BOOK CLOSURE

The Register of Members of the Company will be closed from Monday, 20 September 2010 to Wednesday, 22 September 2010, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Friday, 17 September 2010 so as to qualify for the interim dividend.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2010.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") and management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The corporate governance principles adopted by the Group during the six months ended 30 June 2010 are in line with the corporate governance statement as set out in the Company's 2009 Annual Report. During the period, the Group's corporate governance practices have complied with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises three Independent Non-executive Directors, namely Dr. The Hon. Sir David Li Kwok Po, The Hon. Ronald J. Arculli and Mr. Wong Kai Man. The Audit Committee met once in the first six months of 2010. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2010.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Wong Kai Man and The Hon. Ronald J. Arculli, and a Non-executive Director, Mr. Kuok Khoon Ean.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely The Hon. Ronald J. Arculli and Mr. Wong Kai Man, and the Non-executive Chairman, Dr. David J. Pang.

STRATEGY COMMITTEE

The Company established a Strategy Committee in March 2010 with written terms of reference. The Strategy Committee currently comprises the Managing Director and Chief Executive Officer, Ms. Kuok Hui Kwong, the Non-executive Chairman, Dr. David J. Pang and an Independent Non-executive Director, Dr. Fred Hu Zu Liu.

On Behalf of the Board
David J. PANG
Chairman

Hong Kong, 26 August 2010

As at the date of this announcement, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman),
Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Dr. Fred Hu Zu Liu, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*

SCMP Group Limited

南華早報集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Closure of Register of Members

NOTICE IS HEREBY GIVEN that the Register of Members of SCMP Group Limited (the "Company") will be closed from Monday, 20 September 2010 to Wednesday, 22 September 2010, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Friday, 17 September 2010 so as to qualify for the interim dividend. The interim dividend will be paid on Tuesday, 28 September 2010 to shareholders whose names appear on the Register of Members of the Company on Wednesday, 22 September 2010.

By Order of the Board
SCMP Group Limited
Vera LEUNG
Company Secretary

Hong Kong, 26 August 2010

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Dr. Fred Hu Zu Liu, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*